Exhibit 99.1

FOR IMMEDIATE RELEASE TSX Venture Stock Symbol: EDE EDGE RESOURCES INC.	September 2, 2011 Calgary, Alberta

Edge Suspends its United States Reporting Obligations

CALGARY, ALBERTA (September 2, 2011) – Edge Resources Inc. (“Edge” or the “Company”) announced today that it intends to terminate the registration of its shares of common stock (the “Common Shares”) under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate its reporting obligations under Section 13(a) of the Exchange Act. The Company anticipates filing a Form 15F with the United States Securities and Exchange Commission (the “SEC”) on or about September 2, 2011. Upon filing, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate after 90 days of the filing, barring any objections from the SEC.

The Common Shares will continue to be listed and trade on the TSX Venture Exchange (the “TSXV”). As a TSXV-listed reporting issuer, the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. Company filings can be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

For more information, visit the Company’s website: www.edgeres.com or contact:

Brad Nichol
President & Director
Phone: +1 (403) 767 9905

OR

Nathan Steinke
Chief Financial Officer
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.
This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.
Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.